Filed by NLS Pharmaceutics Ltd. pursuant to
Rule 425 under the Securities Act of 1933, as amended
Subject Company: Kadimastem Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On February 10, 2025, NLS Pharmaceutics Ltd., or the Registrant, issued a press release titled: “NLS Pharmaceutics and Kadimastem Unveil Multi-Target Approach to Diabetes, Expanding Beyond GLP-1 Therapies. ” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics and Kadimastem Unveil Multi-Target Approach to Diabetes, Expanding Beyond GLP-1 Therapies.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: February 10, 2025	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

2

Exhibit 99.1

NLS Pharmaceutics and Kadimastem Unveil Multi-Target Approach to Diabetes, Expanding Beyond GLP-1 Therapies

●	Revolutionizing Diabetes Treatment: Introduction of cutting-edge, multi-targeted innovation to transform diabetes care.

●	Diabetes more than just a Metabolic Disorder: Diabetes is a multi-systemic disease impacting the central nervous system (CNS), immune function, and cellular metabolism.

●	Powerful Merger Synergies: Uniting the core competencies of both organizations in order to create a holistic solution for comprehensive diabetes management.

ZURICH, SWITZERLAND and NESS ZIONA, ISRAEL — February 10, 2025, NLS Pharmaceutics Ltd. (“NLS”) (Nasdaq: NLSP), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for rare and complex central nervous system disorders, and Kadimastem Ltd. (“Kadimastem”) (TASE: KDST.TA), a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure for diabetes, are on a mission to create a leading biotechnology entity. The upcoming expected merger aims to transform the treatment landscape for complex conditions such as diabetes. By uniting the core competencies of both organizations, NLS and Kadimastem believe that this merger is positioned to potentially create a holistic solution that addresses the multifaceted challenges of diabetes management.

While GLP-1 receptor agonists have brought significant progress in diabetes care, they do not fully address the systemic and neurological complications of the disease. Their focus on glucose control and weight loss overlooks key factors such as neuroinflammation, circadian rhythm disruptions, and metabolic resilience. Furthermore, tolerance issues, gastrointestinal side effects, and long-term safety concerns underscore the need for alternative and complementary therapeutic strategies. Diabetes is more than a metabolic disorder—it is a multi-systemic disease affecting the central nervous system (CNS), immune function, and cellular metabolism. A growing body of research highlights the connection between diabetes, neurodegeneration, and sleep disorders, collectively known as Diabetes-Associated Neurological and Sleep Disorders (DANS). Addressing these complex interactions requires a paradigm shift toward multi-target therapeutic strategies.

Introducing DOXA: A Multi-Target Innovation for Diabetes

NLS is pioneering DOXA (Dual Orexin and Multi-Pathway Modulation), a next-generation therapeutic approach integrating orexin receptor agonism, neuroprotective pathways, and metabolic regulation to holistically manage diabetes and its systemic complications.

Unlike conventional approaches that primarily target incretin signaling, DOXA leverages multi-target mechanisms to synchronize metabolic and neurological pathways by acting on:

●	Orexin Signaling (OX1R/OX2R): Aiming to restore energy balance, cognitive function, and metabolic stability, counteracting diabetes-related fatigue and neurodegeneration.

●	Sigma-1 Receptor (Sig-1R) Modulation: Aiming to reduce oxidative stress, neuroinflammation, and insulin resistance, critical factors in diabetes complications.

●	Cathepsin Inhibition (CTSS/CTSL): Aiming to protect neuronal integrity and β-cell survival, crucial for long-term metabolic health.

●	Sodium-Glucose Cotransporter-2 (SGLT2) Modulation: Aiming to improve glucose metabolism while reducing neuropathic and vascular damage.

●	Adiponectin Receptor Activation: Aiming to enhance insulin sensitivity and mitochondrial function, addressing core metabolic dysfunctions.

Scientific Momentum: Breakthrough Findings to Be Presented at ASCP 2025

Preclinical studies to be presented at the 2025 ASCP Annual Meeting demonstrate that DOXA compounds:

●	Restore orexinergic function, improving metabolic balance and sleep-wake disturbances.

●	Reduce inflammatory markers and neurodegeneration, preventing diabetes-induced neuronal damage.

●	Enhance β-cell survival and glucose metabolism, positioning DOXA as a disease-modifying therapy rather than a glucose-dependent intervention.

Beyond its individual potential, DOXA is expected to significantly outperform existing treatments when combined with Islet transplantation. By leveraging the ability of DOXA to enhance metabolic regulation and insulin sensitivity, the DOXA-Islet therapy combination is positioned to set a new standard in diabetes care.

Positioning NLS Pharmaceutics and Kadimastem as Leaders in Diabetes Innovation

The anticipated merger between NLS (Nasdaq: NLSP) and Kadimastem (TASE: KDST) is intended to bring together two complementary platform technologies—Kadimastem’s expertise in cell therapy and NLS’s leadership in pharmaceutical innovation. This strategic integration is expected to strengthen their position in the diabetes treatment landscape, offering a differentiated approach that combines regenerative medicine with novel pharmaceutical interventions.

By leveraging synergies in neurodegenerative and metabolic disease research, the combined entity aims to position itself to drive innovation in diabetes and beyond, establishing itself as a key player in the evolving therapeutic space.

A New Era in Diabetes Treatment

While GLP-1 receptor agonists will continue to play a role in diabetes care, we do not believe that they alone cannot fully address the neurological and systemic complications of diabetes. The DOXA multi-target strategy presents a transformative, complementary approach, is aimed at tackling not just glucose regulation, but also neuroprotection, metabolic resilience, and long-term disease modification. As diabetes research advances, multi-target therapies are set to redefine the next generation of diabetes treatments. By integrating breakthroughs in sleep-wake regulation, neuroprotection, and metabolic health, NLS is aiming to pioneer a new era of diabetes care—one that offers comprehensive, long-lasting benefits for patients and new investment opportunities for the future.

Dr Eric Konofal, M.D., PhD, Chief Scientific Officer of NLS and inventor behind DOXA: “I believe that this next-generation diabetes treatment must go beyond glucose control. While GLP-1 therapies address part of the problem, they fail to target the neurological and systemic disruptions linked to the disease, including Diabetes-Associated Neurological and Sleep Disorders (DANS). At NLS, our DOXA platform aims to integrate neuroscience, metabolism, and regenerative medicine. Combined with Islet transplantation, we anticipate a breakthrough—enhancing insulin sensitivity, metabolic regulation, and long-term disease modification.”

Alex Zwyer, Chief Executive Officer of NLS, “This planned merger represents a remarkable opportunity to combine our strengths and expertise. Together, believe that we will advance innovative solutions to better address the challenges of diabetes and related disorders, delivering enhanced value to patients.”

Ronen Twito, Executive Chairman and Chief Executive Officer of Kadimastem, added, “We are thrilled about the upcoming merger, which aligns our strategic goals and is aimed at empowering us to provide comprehensive therapeutic options. By joining forces, we believe that we will be well-equipped to tackle the complexities of diabetes and improve outcomes for those we serve.”

The upcoming merger reflects a commitment to innovation, patient-centric care, and long-term value creation. As we move forward, NLS and Kadimastem are dedicated to ensuring a smooth integration process that maximizes the potential of both organizations—bringing together expertise, resources, and vision to improve the lives of patients impacted by diabetes and related conditions.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the expected closing of the transaction and the potential benefits of the transaction to NLS and Kadimastem and their respective shareholders, including value creation for shareholders, the expected strategic position of the combined company following the merger, if completed and the expected benefits of DOXA in the treatment of diabetes. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in NLS’s registration statement on Form F-4, filed with the SEC on December 27, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS has filed a Registration Statement on Form F-4, including a proxy statement/prospectus, with the SEC. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement (if and when available) will be mailed or delivered to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS’s website at www.nlspharma.com.

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on May 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS Pharmaceutics using the sources indicated above.

NLS Contacts:

InvestorRelations@nls-pharma.com

www.nlspharma.com

Kadimastem Contacts:

Sarah Bazak, Investors relations

s.bazak@kadimastem.com

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